UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 31 March 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	31st March 2011

AIB Capital Update

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] notes the announcements made today by the Central Bank of Ireland (CBI) and the Minister for Finance (the Minister).

Following completion of the Prudential Capital Assessment Review (PCAR) and the Prudential Liquidity Assessment Review (PLAR), the CBI requires AIB to raise equity capital of €9.1bn in addition to the requirement of c. €4.2bn deferred from February 2011. Of the total increased capital requirement of €13.3n an amount of €1.4bn may be in the form of contingent capital.

The Board of AIB fully appreciates the continued strong support of the Irish Government to the bank and its commitment to ensure that all of the capital required by AIB will be raised. This support reaffirms AIB's central position in the Irish banking landscape. AIB will continue to work with the State to determine the optimum sequence to generate the committed capital in line with the proposals in the Minister's speech.

The significant amount of capital to be raised by the bank is designed to definitively assure all stakeholders, including depositors, other customers, staff and investors, that AIB will continue to be a systemic part of the Irish banking sector.

The very strong capital base that results will enable AIB to provide long term support to its customers and play an active role in the recovery of the Irish economy. We are developing initiatives that ensure customers' needs are facilitated and help businesses and home owners under stress.

The increased capital base will accelerate the bank's own recovery and return to profitability so that we can reward taxpayers for their investment in AIB.

In addition to the commitments announced today, the Government has reconfirmed that all deposits remain fully guaranteed by the State under the deposit guarantee scheme and the ELG scheme.

The capital requirement for AIB has been determined by PCAR base and stress case scenarios. These scenarios test the bank's capability to absorb future losses in adverse and extreme conditions but are not forecasts of future performance. The assumptions and methodology driving the scenarios have been outlined today by the CBI in its announcement. These industry wide assumptions and methodology drive capital requirements that are set at levels intended to restore confidence in the resilience of AIB and the other banks tested, even in extremely adverse and unlikely future conditions. The minimum core tier one capital ratio required for banks will be 10.5% in the base case and 6% in the stress case.

AIB's specific and incurred but not reported (IBNR) balance sheet provisions were c. €5.2bn and c. €2.1bn respectively at 31st December 2010. These provisions include a bad debt charge of c. €4.5bn in 2010. (These figures exclude both provisions and charges related to NAMA loans, which have been separately provided for in line with previously announced discounts).

The PCAR stress testing was carried out by BlackRock Solutions on behalf of the CBI. The approach to determine the bank's capital requirement included (in both base and stress scenarios) the combined effect of the following:

■ An assessment of operating performance and losses that may emerge over the 2011 - 2013 three year period
                                      +
■ An overlay from bringing forward an element of losses in the years after 2013 back in to the 2011 - 2013 period
                              +
■ A further overlay buffer for other future losses, events or shocks over the entire lifetime of loans.

In addition, BlackRock also used the following modelling assumptions:

■ Irish residential mortgages

- AIB's arrears profile has been averaged with the overall industry

- negative equity, not unemployment, as the main driver of default.

- assumed widescale repossessions and forced sales, which are not the practices in Ireland or many other countries, resulting in highly elevated model loss rate.

■ Commercial real estate

- minimal recovery in real estate prices

- modelled rental income declines do not recognise sustainable income / cashflow from actual lease agreements.

Accounting rules prohibit AIB and other banks making provisions for future expected losses. However, as required by the CBI and using the same macro economic data as used by BlackRock, AIB submitted its own expectation of 2011 - 2013 loan losses. Naturally, this expectation was materially less than the outcome of the PCAR exercise (copy available at www.centralbank.ie), given the key differences between the methodology and assumptions used by AIB and the above described approach adopted by BlackRock.

Combined provisions and pro-forma core tier one capital* at 31 December 2010, following required recapitalisation would be c. €26bn. The core tier one ratio at the same date would be c. 21%.

The Board of AIB considers these provisions and reserves will represent a highly prudent and resilient base from which the bank will support its customers and economic revival.

The CBI also announced today that following completion of its PCAR, AIB is required to reduce its loan to deposit ratio to 122.5% by the end of 2013.

Proposed combination with Educational Building Society (EBS)
As announced by the Minister today, it is intended that AIB will be combined with EBS, subject to State aid and any regulatory approvals required. AIB welcomes this proposal and will update the market in due course as details are finalised and developed further.

AIB plans to make presentations to analysts and media on 12th April which will incorporate commentary on the bank's 2010 preliminary results to be announced that day. These presentations will also provide an update on AIB's strategic review of its business and restructuring plans.

Further information in the form of frequently asked questions and answers and customer contact numbers are available on our website at www.aibgroup.com.

* includes contingent capital
- ENDS -

For further information, please contact:

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 31 March, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.